FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 July 2010

HSBC ESTABLISHES STRATEGIC ALLIANCE
IN ENERGY TRADING WITH TOTSA

HSBC Bank plc ('HSBC') today announced the establishment of a strategic alliance in energy trading with Total Oil Trading SA ('TOTSA'), the trading arm of Total. The alliance will open up new segments of the markets to both partners and will enable HSBC to offer energy-specific OTC derivative products to its clients. The alliance aims to deliver strong, sustainable and worldwide solutions starting with crude oil and petroleum products. Discussions continue regarding the development of further energy products by the alliance.

Each partner will focus on its core expertise: deal origination and credit risk management for HSBC; and oil trading for TOTSA. HSBC will benefit from TOTSA's experience in managing exposure to energy by combining physical infrastructure and risk management capabilities to deliver energy derivatives. HSBC will retain the relationship with its clients and the associated counterparty risks. The alliance will be placed under the joint supervision of senior executives from the two companies.

Samir Assaf, Head of Global Markets at HSBC, said: "The suite of products stemming from this alliance will represent a very important component of the overall product offering to our clients, many of whom are based in emerging markets where commodities play a crucial role in economic development. The alliance will support their risk management, investment, and financing needs."

HSBC and TOTSA have agreed the terms of the alliance, are finalising the initial product suite and operational platform, and expect to offer the first products in the next few months, subject to any necessary regulatory approvals or authorisations.

Media enquiries to Jezz Farr on +44 (20) 7991 3124 or at jezz.farr@hsbc.com

Note to editors:

1.  HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

HSBC Global Banking and Markets is an emerging markets-led and financing-focused business that provides tailored financial solutions to major government, corporate and institutional clients worldwide. Global Banking and Markets has offices in more than 60 countries and territories. Managed as a global business, it offers clients geographic reach and deep local knowledge.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 23 July 2010